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FOR IMMEDIATE RELEASE
November 8, 1996                                       Contact: Robert C. Fort
                                                       (757) 629-2714 or
                                                       (757) 463-3276

NORFOLK, VA--Norfolk Southern Corporation (NYSE: NSC) today announced that it has increased to $110 per share its all-cash offer for all of Conrail's outstanding common shares and Series A ESOP convertible junior preferred shares. The $110 offer gives shareholders a premium of $17 (or 18 percent) over the blended value of CSX's 40 percent cash and 60 percent stock proposal (based on yesterday's closing price for CSX stock).

Norfolk Southern's all-cash offer also provides Conrail shareholders other significant benefits. Shares will be purchased into a voting trust, providing immediate cash payment to shareholders. Unlike 60% of CSX's offer, Norfolk Southern's purchase is not contingent upon regulatory approval, which may force shareholders to wait until late next year or longer to receive an as-yet undetermined total value from CSX.

"Our increased offer demonstrates our total commitment to this combination. We are determined to take every step necessary to ensure that Conrail shareholders will have an opportunity to choose between our superior offer and CSX's coercive two-tiered, front-end loaded offer," said David R. Goode, Chairman, President and Chief Executive Officer of Norfolk Southern.

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